Our ref:  298/AE0-AEC/REL/10

October 5, 2010

VIA EDGAR

Mr. Larry Spiergel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re : PT Indosat Tbk

        Form 20-F for Fiscal Year Ended December 31, 2009

        Filed June 1, 2010

        File No. 001-13330

Dear Mr. Spiergel,

Thank you very much for your comments to our Annual Report on form 20-F for Fiscal Year Ended December 31, 2009 filed on June 1, 2010. Set forth below are the responses of PT Indosat Tbk (the “Company” or “Indosat”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 20-F filed on June 1, 2010.  These comments were contained in the Staff’s comment letter to the Company dated September 21, 2010 (the “Comment Letter”).  A copy of the text of the Staff’s comments is set forth in this letter in italics and the Company’s response to each comment immediately follows the italicized comment.

1.

We note on page 47 that you have ownership interest in, and access to capacity in, submarine cables, such as the SEA-ME-WE 3, whose geographical coverage includes Iran. We also note on your website that you provide international calling services to Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are countries that are identified by the U.S Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please tell us the nature and extent of your past, current and anticipated contacts with Iran whether through subsidiaries, telecommunications operators, or other direct or indirect arrangements, since your response letter to us dated December 20, 2006. Please also provide similar information regarding your contacts with Cuba, Sudan, and Syria. Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Our ref:  298/AE0-AEC/REL/10

Response:

Indosat and the Telecommunications Company of Iran (“TCI”) are among more than 80 companies that have an ownership interest in, and access to capacity in the SEA-ME-WE 3 submarine cable. The SEA-ME-WE 3 submarine cable has a geographic coverage through several countries, from Asia to the Middle East and Europe. The SEA-ME-WE 3 submarine cable does not have any landing point in Iran. The connection to Iran is through the UAE-Iran submarine cable system that lands at Fujairah Cable Landing Station (UAE).

Indosat offers international calling services through a direct circuit for International Direct Dialing (“IDD”) to Iran. On the other hand, the international calling services to Cuba, Sudan, and Syria are routed through third parties.

Since August 28, 1991, Indosat has a bilateral incoming and outgoing traffic agreement with TCI solely for IDD services. We do not have any direct circuit, nor any bilateral incoming and outgoing traffic agreements, with any operators in Cuba, Sudan, and Syria.

There are roaming arrangements between Indosat and each of Mobile Company of Iran (“MCI”), C Com, Syriatel Mobile Telecom SA (“Syriatel”) and Sudanese Mobile Telephone Co. (“Mobitel”) for Iran, Cuba, Syria and Sudan, respectively, covered by international roaming agreements signed by Indosat with each of such companies on March 29, 2001, July 7, 2003, July 24, 2003 and December 6, 2005, respectively.

There are no products, equipment, components, technology, or services that Indosat provides directly to Cuba, Iran, Sudan, and Syria, nor any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by the governments besides the services and agreements stated above.

2. In your response please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria and whether those contacts constitutes a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities, associated with each of the referenced countries for the last three fiscal years and subsequent periods. Also, address materiality in terms of qualitative factors that are reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsor of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Response:

From a quantitative perspective, we consider the business between Indosat and TCI, MCI, C Com, Syriatel and Mobitel, as well as business in Iran, Cuba, Syria and Sudan, as not being material to the average investor.

Our ref:  298/AE0-AEC/REL/10

Indosat and TCI are among more than 80 companies that have an ownership interest in, and access to capacity in the SEA-ME-WE 3 submarine cable. Indosat’s ownership interest in the SEA-ME-WE 3 submarine cable stands at 3.4% while TCI’s ownership interest stands at 0.3%.

The table below indicates the total IDD outgoing and incoming traffic volume between Indosat and Iran (TCI), Cuba, Syria and Sudan, in terms of total IDD minutes and as a percentage of total IDD volume, for the years 2007, 2008, 2009, and for the period ended June 30, 2010:

	2007	2008	2009	2010 (to June)
Total Outgoing IDD Traffic from Indosat to (minutes):
Iran (TCI)	166,637	154,898	10,389	188,044
Cuba	4,095	37,565	12,751	479
Syria	360,765	580,792	560,241	384,062
Sudan	122,533	211,030	234,572	147,556

Percentage to Total Outgoing IDD Traffic:
Iran (TCI)	0.056%	0.033%	0.002%	0.082%
Cuba	0.001%	0.008%	0.003%	0.000%
Syria	0.122%	0.123%	0.112%	0.168%
Sudan	0.041%	0.045%	0.047%	0.064%

Total Incoming IDD Traffic to Indosat from (minutes):
Iran (TCI)	223,644	839,248	760,477	438,803

Percentage to Total Incoming IDD Traffic from:
Iran (TCI)	0.018%	0.068%	0.0512%	0.06%

Note: The total incoming traffic to Indosat from Cuba, Syria and Sudan are not available as Indosat does not have any direct circuit to these countries.

The following table shows the net revenue from Iran for incoming and outgoing IDD calls for the years 2007, 2008, 2009, and for the period ended June 30, 2010:

Country	Year	Net Revenue (USD)	Percentage to Total Revenue
Iran (TCI)	2007	72,541	0.001457%
	2008	111,157	0.005932%
	2009	178,213	0.009861%
	Jan - June 2010	34,394	0.002736%

Note: The net revenue from Cuba, Syria and Sudan cannot be computed since incoming traffic from these countries cannot be determined.

Our ref:  298/AE0-AEC/REL/10

The table below indicates the total roaming traffic volume between Indosat and MCI, C Com, Syriatel and Mobitel, in terms of total roaming minutes and as a percentage of total roaming volume, for the years 2007, 2008, 2009, and for the period ended June 30, 2010:

	2007	2008	2009	2010 (to June)
Total Outgoing Roaming Traffic from Indosat to (minutes):
MCI	3,818	3,428	3,069	1,861
C Com	102	618	275	38
Syriatel	2,998	4,056	3,543	1,779
Mobitel	-	2,360	2,050	977

Percentage to Total Outgoing Roaming Traffic:
MCI	0.041%	0.024%	0.025%	0.031%
C Com	0.001%	0.004%	0.002%	0.001%
Syriatel	0.032%	0.029%	0.029%	0.029%
Mobitel	-	0.017%	0.017%	0.016%

Total Incoming Roaming Traffic to Indosat from (minutes):
MCI	-	681	503	14
C Com	398	306	104	141
Syriatel	882	3,046	577	266
Mobitel	2,213	1,563	876	86

Percentage to Total Incoming Roaming Traffic from:
MCI	-	0.008%	0.009%	0.001%
C Com	0.008%	0.003%	0.002%	0.008%
Syriatel	0.002%	0.035%	0.010%	0.015%
Mobitel	0.042%	0.018%	0.016%	0.005%

The following table shows the net revenue / (expense) from MCI, C Com, Syriatel and Mobitel for roaming services for the years 2007, 2008, 2009, and for the period ended June 30, 2010:

Our ref:  298/AE0-AEC/REL/10

Country	Year	Net Revenue / (Expense) (USD)	Percentage to Total Revenue
MCI	2007	-	-
	2008	(3,842)	-0.000228%
	2009	(3,840)	-0.000194%
	Jan - June 2010	(106)	-0.000010%

C Com	2007	(15,538)	-0.000883%
	2008	(26,555)	-0.001578%
	2009	(1,723)	-0.000087%
	Jan-June 2010	(2.322)	-0.000220%

Syriatel	2007	(131,960)	-0.007503%
	2008	(90,574)	-0.005382%
	2009	(30,328)	-0.001535%
	Jan-June 2010	(2,771)	-0.000262%

Mobitel	2007	(12,563)	-0.000714%
	2008	(7,950)	-0.000472%
	2009	(7,120)	-0.000360%
	Jan-June 2010	54	0.000005%

From a qualitative perspective, we believe that the average investor would not consider Indosat’s business in Iran (including the arrangement with TCI), Cuba, Syria and Sudan to be a significant factor affecting his/her decision to invest in Indosat. Telecommunications between these countries and Indonesia serve the benign purpose of fostering greater communication between persons in sanctioned markets and the outside world and are consistent with U.S policy favoring the maintenance of telecommunications between the United States and these countries. See 31 C.F.R. §560.508 (general license authorizing “all transactions of common carriers incident to the receipt or transmission of telecommunications between the United States and Iran”); 31 C.F.R. § 515.542 (same for Cuba); 31 C.F.R. § 538.512 (same for Sudan); 15 C.F.R. part 736, Supp. No. 1, General Order No. 2(d) (the Bureau of Industry and Security will review license applications for the export of telecommunications equipment and associated computers, software and technology to Syria on a case-by-case basis; such applications are not subject to the general policy of denial otherwise applicable to exports to Syria).  In sum, the services Indosat provides to Iran, Cuba, Syria and Sudan contribute to an open society and do not generate meaningful revenue in those countries that could be used to finance terrorism or any other improper purposes.

In the Company’s view, the limited contacts between the Company and Iran, Cuba, Syria and Sudan would not raise adverse investor sentiment that would affect our reputation and share value. Moreover, there is no reason to believe that any divestiture by investment managers of state pension funds due to recent initiatives regarding investments in companies that do business with U.S.-designated state sponsor of terrorism would have material adverse effects on the Company and the Company’s shareholders.

Our ref:  298/AE0-AEC/REL/10

We expect that our explanation has met your expectation.

In closing, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response too Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

Harry Sasongko

President Director and

Chief Executive Officer

Cc: Mr. Ajay Koduri, Attorney Advisor, Division of Corporate Finance US-SEC